September 11, 2020


Via E-Mail

Neil P. Stronski
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

       Re:     CoreLogic, Inc.
               DEFA14A filed September 11, 2020
               DEFA14As filed September 10, 2020
               DEFA14A filed September 4, 2020
               PREC14A filed September 4, 2020
               File No. 1-13585

Dear Mr. Stronski:

       The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the revised preliminary proxy statement listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your revised proxy statement, unless otherwise indicated.

Preliminary Proxy Statement filed September 4, 2020 - General

   1. Please generally revise the proxy statement to characterize opinions and beliefs as such, rather than presenting them as statements of fact. The following are some examples of statements that should be revised:

       - Senator and Cannae themselves recognize that CoreLogic shares are worth more than
       $65.00 per share.
 Neil P. Stronski, Esq.
Skadden, Arps, Meagher, Slate & Flom LLP
September 11, 2020
Page 2



       -    The timing of the Acquisition proposal is highly opportunistic."

       - CoreLogic, under your Board of Directors, is delivering exceptional operating and financial results, has a strong foundation underpinning its outlook, and has rewarded stockholders with strong results.

Reasons to Reject the Stockholder Proposals, page 10

   2. Identify (by footnote or otherwise) the    other publicly-traded
information services
      providers    to which you are comparing CoreLogic and which you state
trade at
         considerably higher multiples.

   3. Clarify and provide support for the following statement on page 10:
Each 1x of multiple
      expansion adds approximately $7.00 per share to the Company   s value.

The Board believes that the Senator and Cannae Nominees     through whom
Senator and Cannae
seek to seize control of CoreLogic     are not in the best position to serve
the interests of the
Company   s stockholders, page 12

   4. You allege that    [a]ll of the Senator and Cannae Nominees have been
hand-picked by
      Senator and Cannae with the goal of implementing their undervalued proposal to acquire
      the Company.    As requested above, revise to express this statement as
your opinion. In
      addition, include balancing disclosure regarding the fiduciary duties to which the Eligible
      Nominees will be subject if elected/appointed to the CoreLogic Board, which will obligate them to act in the interests of all CoreLogic shareholders.

Stockholder Proposal 3     Nomination Proposal, page 15

   5. Clarify the interplay between Proposal 2 and Proposal 3. That is, if all current directors on the Board are removed pursuant to the passage of Proposal 2, explain who would appoint any new directors pursuant to Proposal 3. If this will happen before the existing directors leave office, please clarify.

   6. See our last comment and refer to the disclosure in the last two paragraphs on page 16.
      Explain the qualifier    subject to applicable law    regarding the Board
  s ability to fill
      vacancies. If you believe there are limitations on the Board   s ability
to appoint Eligible
      Nominees resulting from removals, please describe them.

How You May Revoke or Change Your Vote, page 31

   7. If shareholder may also submit a revocation letter to Senator or Cannae, revise to indicate.
 Neil P. Stronski, Esq.
Skadden, Arps, Meagher, Slate & Flom LLP
September 11, 2020
Page 3




DEFA14A field September 10, 2020     Fact Sheet September 2020

   8. Provide support supplementally for your belief that the Foley Network companies have received FTC subpoenas. Avoid such an assertion in future filings without providing support in the filing explaining the basis for your belief..

    We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions